UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Check this box if no longer STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP subject to Section 16.Form 4
or Form 5 obligations may continue. Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol WESTVACO CORPORATION W						6.Relationship of Reporting Person(s) to Issuer (Check all applicable)
									__X_Director ____Officer(give title below)	10% Owner Other (specify below)
(Last) Kelson	(First) Richard	(Middle) B.	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####			4. Statement for Month/Year July 2001
(Street) 299 Park Avenue						5.If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form Filed by More than One Reporting Person
(City) New York	(State) NY	(Zip) 10171	Table I --- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title Security (Instr. 3)			2. Trans-action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock (a)			7/2/2001	P		99.9844	A	$23.0039	99.9844	D
Common Stock (a)
Common Stock (a)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Exhibit 1 - Explanation of Responses Exhibit 2 - Power of Attorney
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Richard B. Kelson **Signature of Reporting Person	Date: July 31, 2001